Exhibit 21.1
Subsidiaries of Zentalis Pharmaceuticals, Inc.

Legal Name of Subsidiary	Jurisdiction of Organization
Zeno Management, Inc.	Delaware
Zeno Pharmaceuticals, Inc.	Delaware
Zeno Alpha, Inc.	Delaware
K-Group Alpha, Inc.	Delaware
K-Group Beta, Inc.	Delaware
Zentalis Pharmaceuticals Australia Pty Ltd.	Australia